UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

LDK Solar Announces Exchange Offer
     We, LDK Solar Co., Ltd., have commenced an offer to exchange, or the Exchange Offer, up to $300 million in aggregate principal amount, or the Exchange Offer Amount, of our currently outstanding 4.75% Convertible Senior Notes due 2013 (CUSIP Nos. 50183L AA 5 and 50183L AB 3), or the Existing Notes. We are offering to exchange the Existing Notes for an equal aggregate principal amount of a newly issued class of 4.75% Convertible Senior Notes due 2013, or the New Notes, and cash in an amount not greater than $85 nor less than $60, or the Cash Consideration. The New Notes and the Cash Consideration are collectively referred to as the Exchange Consideration.
     We are conducting the Exchange Offer in order to reduce the aggregate principal amount of our outstanding Existing Notes under which holders may require us to repurchase all or a portion of their Existing Notes on April 15, 2011 prior to maturity. As of November 24, 2010, approximately $395 million in aggregate principal amount of the Existing Notes were outstanding. The Exchange Offer is not conditioned on the tender of any minimum aggregate principal amount of Existing Notes, but is subject to certain other terms and conditions as set forth in a Schedule TO we filed with the Securities and Exchange Commission, or SEC, on November 24, 2010. The Schedule TO includes the Exchange Offer Memorandum dated November 24, 2010, or the Exchange Offer Memorandum, and related Letter of Transmittal.
     For each $1,000 principal amount of Existing Notes, holders will receive $1,000 principal amount of New Notes plus the Cash Consideration. The amount of Cash Consideration will be determined by the modified “Dutch Auction” procedure described in the Exchange Offer Memorandum. In addition, holders of Existing Notes whose Existing Notes are accepted for exchange in the Exchange Offer will be paid cash in an amount equal to the accrued and unpaid interest on the Existing Notes up to, but excluding, the settlement date of the Exchange Offer.
     We are relying on Section 3(a)(9) of the Securities Act of 1933, as amended, or the Securities Act, to exempt the New Notes portion of the Exchange Consideration from the registration requirements of the Securities Act. We are also relying on Section 18(b)(4)(C) of the Securities Act to exempt the New Notes from the registration and qualification requirements of the state securities laws. We have no contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting tenders of Existing Notes in the Exchange Offer. We will pay for the portion of the Exchange Consideration consisting of the Cash Consideration with cash on hand.
     The Exchange Offer is scheduled to expire at 11:59 p.m., New York City time, on Wednesday, December 22, 2010, unless the Exchange Offer is extended. Tendered Existing Notes may be withdrawn at any time on or prior to the expiration date of the Exchange Offer.
     If the amount of Existing Notes validly tendered and not properly withdrawn on or prior to the expiration date at or below the Cash Consideration exceeds the Exchange Offer Amount, we will accept for payment the Existing Notes that are validly tendered and not properly withdrawn from the Exchange Offer at or below the Cash Consideration on a pro rata basis from among such tendered Existing Notes. In all cases we will make appropriate adjustments to avoid exchanges of Existing Notes in a principal amount other than an integral multiple of $1,000.
     The financial advisor for the Exchange Offer is Piper Jaffray & Co., the information agent for the Exchange Offer is Georgeson Inc. and the exchange agent for the Exchange Offer is The Bank of New York Mellon.
     Our press release issued on November 24, 2010 is attached hereto as Exhibit 99.4.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: November 26, 2010

EXHIBIT 99.4: PRESS RELEASE
LDK Solar Announces Exchange Offer
XINYU CITY, China and SUNNYVALE, Calif., November 24, 2010 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE:LDK) today announced that it has commenced an offer to exchange (the “Exchange Offer”) up to $300 million in aggregate principal amount (the “Exchange Offer Amount”) of its currently outstanding 4.75% Convertible Senior Notes due 2013 (CUSIP Nos. 50183L AA 5 and 50183L AB 3) (the “Existing Notes”) for an equal aggregate principal amount of a newly issued class of 4.75% Convertible Senior Notes due 2013 (the “New Notes”) and cash in an amount not greater than $85 nor less than $60 (the “Cash Consideration” and, together with the New Notes, the “Exchange Consideration”).
LDK Solar is conducting the Exchange Offer in order to reduce the aggregate principal amount of its outstanding Existing Notes under which holders may require LDK Solar to repurchase all or a portion of their Existing Notes on April 15, 2011 prior to maturity.
The Exchange Offer is not conditioned on the tender of any minimum aggregate principal amount of Existing Notes. The Exchange Offer is, however, subject to certain other conditions.
For each $1,000 principal amount of Existing Notes, holders will receive $1,000 principal amount of New Notes plus the Cash Consideration. The amount of Cash Consideration will be determined by the modified “Dutch Auction” procedure described in the Exchange Offer Memorandum dated November 24, 2010. In addition, holders of Existing Notes whose Existing Notes are accepted for exchange in the Exchange Offer will be paid cash in an amount equal to the accrued and unpaid interest on the Existing Notes up to, but excluding, the settlement date of the Exchange Offer.
As of November 24, 2010, approximately $395 million in aggregate principal amount of the Existing Notes were outstanding.
LDK Solar is relying on Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), to exempt the New Notes portion of the Exchange Consideration from the registration requirements of the Securities Act.
LDK Solar is also relying on Section 18(b)(4)(C) of the Securities Act to exempt the New Notes portion of the Exchange Consideration from the registration and qualification requirements of the state securities laws. LDK Solar has no contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting tenders of Existing Notes in the Exchange Offer.
The portion of the Exchange Consideration consisting of the Cash Consideration will be paid for with cash on hand.
The Exchange Offer is subject to the terms and conditions set forth in a Schedule TO (including the Exchange Offer Memorandum and related Letter of Transmittal) to be filed by LDK Solar with the Securities and Exchange Commission (“SEC”) today.
The Exchange Offer is scheduled to expire at 11:59 p.m., New York City time, on Wednesday, December 22, 2010, unless the Exchange Offer is extended. Tendered Existing Notes may be withdrawn at any time on or prior to the expiration date of the Exchange Offer.
If the amount of Existing Notes validly tendered and not properly withdrawn on or prior to the expiration date at or below the Cash Consideration exceeds the Exchange Offer Amount, LDK Solar will accept for payment the Existing Notes that are validly tendered and not properly withdrawn from the Exchange Offer at or below the Cash Consideration on a pro rata basis from among such tendered Existing Notes. In all cases LDK Solar will make appropriate adjustments to avoid exchanges of Existing Notes in a principal amount other than an integral multiple of $1,000.
The financial advisor for the Exchange Offer is Piper Jaffray & Co., the information agent for the Exchange Offer is Georgeson Inc. and the exchange agent for the Exchange Offer is The Bank of New York Mellon.
Exchange Offer Statement

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell, any securities. The full details of the Exchange Offer, including complete instructions on how to tender the Existing Notes, are included in the Exchange Offer Memorandum dated November 24, 2010, the related Letter of Transmittal and related materials, which are expected to be delivered to holders of the Existing Notes shortly. Holders of the Existing Notes should read carefully the Exchange Offer Memorandum, the Letter of Transmittal and other related materials when they are available because they will contain important information regarding the Exchange Offer. Holders of Existing Notes may obtain free copies of the Exchange Offer Memorandum, the Letter of Transmittal and other related materials when filed with the SEC at the SEC’s website at www.sec.gov. In addition, holders may also obtain a copy of these documents, free of charge, from Georgeson Inc., the information agent for the Exchange Offer.
Holders of the Existing Notes who have questions or would like additional copies of the Exchange Offer documents may call the information agent at (888) 337-7699. Banks and brokerage firms may call (212) 616-2180.
While LDK Solar’s board of directors has approved the Exchange Offer, neither LDK Solar nor any member of its board of directors, the financial advisor, the information agent or the exchange agent makes any recommendation to holders of the Existing Notes as to whether to exchange or refrain from exchanging any Existing Notes, or as to the Cash Consideration at which holders may choose to exchange their Existing Notes. Neither LDK Solar nor any member of its board of directors, the financial advisor, the information agent or the exchange agent has authorized any person to make any recommendation with respect to the Exchange Offer. Holders of the Existing Notes must make their own decision as to whether to exchange their Existing Notes and, if so, the aggregate principal amount of Existing Notes to exchange and the Cash Consideration at which to exchange such Existing Notes. In doing so, holders of the Existing Notes should consult their own investment and tax advisors, and read carefully and evaluate the information in the Exchange Offer Memorandum and the related Letter of Transmittal, before making any decision with respect to the Exchange Offer.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE:LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline wafers. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules and cells. The Company also engages in project development activities in selected segments of the PV market. Through its broad product offering, LDK Solar provides its customers with a full spectrum of PV solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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